February 26, 2009

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

       Form 10-K for the Year Ended December 31, 2007

       Filed February 26, 2008

       File No. 001-04949

Dear Ms. Tillan:

This letter concludes our discussion of February 2, 2009.  In our conversation, we responded to your questions about our equity method investees and related disclosures.  We understand that our conversation concluded your review of our Annual Report on Form 10-K for the year ended December 31, 2007.

With this correspondence, we are sharing the disclosures we will include in our 2008 Form 10-K to be filed shortly.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - INVESTMENTS IN EQUITY INVESTEES

We use the equity method to account for our investments in joint ventures, affiliated companies and alliances in which we have the ability to exercise significant influence, generally represented by common stock ownership or partnership equity of at least 20 percent but not more than 50 percent. Generally, under the equity method, original investments in these entities are recorded at cost and subsequently adjusted by our share of equity in income or losses after the date of acquisition. Investment amounts in excess of our share of an investee’s assets are amortized over the life of the related asset creating the excess. If the excess is goodwill, then it is not amortized. Equity in income or losses of each investee is recorded according to our level of ownership; if losses accumulate, we record our share of losses until our investment has been fully depleted. If our investment has been fully depleted, we recognize additional losses only when we are the primary funding source. We eliminate (to the extent of our ownership percentage) in our Consolidated Financial Statements the profit in inventory held by our equity method investees that has not yet been sold to a third-party. Our investments are classified as “Investments and advances related to equity method investees” in our Consolidated Balance Sheets. Our share of the results from joint ventures, affiliated companies and alliances is reported in our Consolidated Statements of Income as “Equity, royalty and interest income from investees,” and is reported net of all applicable income taxes.

Our foreign equity investees are presented net of applicable foreign income taxes in the Consolidated Statements of Income. The vast majority of our U.S. equity investees are partnerships (non-taxable), thus there is no difference between gross or net of tax presentation as the investees are not taxed.

NOTE 2.   INVESTMENTS IN EQUITY INVESTEES

Investments in and advances to equity investees and our ownership percentage is as follows:

		December 31,
	Ownership %	2008	2007
		in millions
North American distributors	30%-50%	$113	$80
Dongfeng Cummins Engine Co. Ltd.	50%	106	121
Chongqing Cummins Engine Company Limited	50%	57	33
Beijing Foton Cummins Engine Company Limited	50%	56	35
Cummins-Scania XPI Manufacturing, LLC	50%	55	22
Komatsu alliances	20% - 50%	41	27
Tata Cummins Ltd.	50%	35	43
Shanghai Fleetguard Filter Co., Ltd.	50%	18	15
European Engine Alliance	33%	―	62
Other	Various	107	76
Total		$588	$514

Equity, royalty and interest income from investees, net of applicable taxes, was as follows:

	For the years ended December 31,
	2008	2007	2006
	in millions
Distribution Entities
North American distributors	$100	$83	$48
All other distributors	12	8	6

Manufacturing Entities
Dongfeng Cummins Engine Company, Ltd	$55	$41	$19
Chongqing Cummins Engine Company, Ltd	30	22	15
Shanghai Fleetguard Filter Co. Ltd.	8	6	5
Tata Cummins Ltd.	7	13	11
Cummins MerCruiser Diesel Marine LLC.	3	11	6
All other manufacturers	16	8	9
Cummins share of net income	231	192	119
Royalty and interest income	22	13	21
Equity, royalty and interest income from investees	$253	$205	$140

Distribution Entities

We have an extensive worldwide distributor and dealer network through which we sell and distribute our products and services. Generally, our distributors are divided by geographic region with some of our distributors being wholly-owned by Cummins, some partially-owned and the majority are independently owned. We consolidate all wholly-owned distributors and partially-owned distributors where we are the primary beneficiary and account for other partially-owned distributors using the equity method of accounting (see Note 1).

Our distribution channel in North America includes 13 partially-owned entities. Our equity interests in these nonconsolidated entities range from 30 percent to 50 percent. While each distributor is a separate legal entity, the business of each is the same as that of our wholly owned distributors based in other parts of the world.  All of our distributors, irrespective of the legal structure, offer the full range of our products and services to customers and end-users in their respective markets.

We also have an equity interest in four international distributors with interests ranging from 20 percent to 50 percent.

We are contractually obligated to repurchase new engines, parts and components, special tools and signage from our North American distributors following an ownership transfer or termination of the distributor. In addition, in certain cases where we own a partial interest in a distributor, we are obligated to purchase the other equity holders’ interests if certain events occur (such as the death of the distributor principal or a change in control of Cummins Inc.). The purchase price of the equity interests is determined based on the fair value of the distributor’s assets. Outside of North America, repurchase obligations and practices vary by region. All distributors that are partially-owned are considered to be related parties in our Consolidated Financial Statements.

Manufacturing Entities

Manufacturing ventures are formed with customers and allow us to increase market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies.  Our largest manufacturing ventures are based in China and are included in the list below.  Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as they supply our wholly owned engine and power generation manufacturing facilities.  Component segment joint ventures provide fuel system, filtration and turbocharger products that are used in our engines as well as some competitors' products.

Cummins/Dongfeng Joint Ventures

Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture with Dongfeng Automotive Corporation, a subsidiary of Dongfeng Motor Company (Dongfeng), one of the largest medium-duty truck manufacturers in China. DCEC produces Cummins B, C and L Series four-to nine-liter mechanical engines, full-electronic diesel engines, with a power range from 100 to 370 horsepower, and natural gas engines.

Shanghai Fleetguard Filter Co., Ltd. is a joint venture with Dongfeng that manufactures filtration and exhaust systems.

The East Asia Technical center is a joint venture with DCEC that provides engineering and technical development services for the full range of Cummins products built in China. A series of projects are underway in the technical center, including the development of a new 13-liter engine platform for the heavy-duty truck market served by DCEC. The results of the East Asia Technical center are included in our Consolidated Financial Statements.

Chongqing Cummins Engine Company, Ltd.

Chongqing Cummins Engine Company, Ltd. is a joint venture with Chongqing Heavy Duty Vehicle Group that manufactures several models of our heavy-duty and high-horsepower diesel engines, primarily serving the industrial and stationary power markets in China.

Tata Group Joint Venture

Tata Cummins Limited is a joint venture with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures the Cummins B Series engine in India for use in trucks manufactured by Tata Motors, as well as for various of our industrial and power generation applications.

Cummins MerCruiser Diesel Marine LLC

Cummins MerCruiser Diesel Marine LLC is  a joint venture with Mercury Marine, a division of Brunswick Corporation, to develop, manufacture and sell recreational marine diesel products, including engines, sterndrive packages, inboard packages, instrument and controls, service systems and replacement and service parts and assemblies, complete integration systems and other related products.

We have approximately $279 million in our investment account at December 31, 2008, that represents cumulative undistributed income in our equity investees. Summary financial information for our equity investees is as follows:

	As of and for the years ended December 31,
	2008	2007	2006
	in millions
Net sales	$6,610	$5,716	$4,224
Gross margin	1,509	1,320	954
Net income	498	451	296
Cummins share of net income	$231	$192	$119
Royalty and interest income	22	13	21
Total equity, royalty and interest income from investees	$253	$205	$140
Current assets	$2,189	$2,279
Noncurrent assets	903	1,071
Current liabilities	(1,440)	(1,726)
Noncurrent liabilities	(358)	(442)
Net assets	$1,294	$1,182
Cummins share of net assets	$599	$512

Finally, we acknowledge:

  We are responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
  Comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

/s/ Marsha L. Hunt

Marsha L. Hunt

Vice President and Corporate Controller

cc    Theodore M. Solso, Chairman and Chief Executive Officer

        Patrick Ward, Vice President and Chief Financial Officer

  Robert J. Darnall, Chairman of the Audit Committee of the Board of Directors